UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☑

April 30, 2015

Results of PEMEX1 as of March 31, 20152

First Quarter (Jan.-Mar.)	2014	2015	Variation	2015	Highlights
	(MXN billion)			(USD billion)
Total Sales	407.0	279.5	-31.3%	18.4	Total hydrocarbons production averaged 3.4 MMboed, and crude oil production decreased by 7.7%.
Operating Income	181.2	48.4	-73.3%	3.2	The average price of the Mexican crude oil basket decreased by 51.5%, from USD 92.41 to USD 44.84.
Net Income (Loss)	(36.0)	(100.5)	179.7%	(6.6)	EBITDA totaled MXN 119.2 billion (USD 7.9 billion).
Acronyms used: thousand (M), million (MM), billion (MMM), thousand barrels per day (Mbd), thousand barrels of oil equivalent per day (Mboed), thousand cubic feet per day (Mcfd), thousand tons (Mt).

Uses and Sources of Funds as of March 31, 2015

(MXN million)

(1)	Before taxes and duties. Calculated by adding accrued taxes and duties to revenues from operations from the statement of changes in financial position.
(2)	Excludes E&P Financed Public Works Contract Program.
(3)	Includes (i) an MXN 15.0 million effect from exploration expenses, investment in shares, dividend revenue and financial instruments for sale and (ii) change of cash effect of MXN 5,310 million.

[1]	PEMEX refers to Petróleos Mexicanos, its Productive Subsidiary Companies, Affiliates, Subsidiary Entities and Subsidiary Companies.
[2]	PEMEX is providing this report to publish its preliminary financial and operational results for the first quarter of 2015. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its first quarter of 2015. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on April 30, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

PEMEX

Operating Results

PEMEX Main Statistics of Production

	First quarter (Jan.-Mar.)
	2014	2015	Change
Upstream
Total hydrocarbons (Mboed)	3,612	3,387	-6.2%	(224)
Liquid hydrocarbons (Mbd)	2,537	2,346	-7.5%	(191)
Crude oil (Mbd)	2,492	2,300	-7.7%	(192)
Condensates (Mbd)	45	46	1.2%	1
Natural gas (MMcfd)(1)	6,522	6,604	1.3%	82
Downstream
Dry gas from plants (MMcfd)(2)	3,671	3,597	-2.0%	(74)
Natural gas liquids (Mbd)	369	349	-5.2%	(19)
Petroleum products (Mbd)(3)	1,330	1,221	-8.2%	(109)
Petrochemical products (Mt)	1,441	1,269	-11.9%	(172)

(1)    Includes nitrogen.

(2)    Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3)    Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Exploration & Production 1Q15

Crude Oil Production

During the first quarter of 2015, total crude oil production averaged 2,300 Mbd, a 7.7% decrease as compared to the same period of 2014. This variation was primarily due to:

•     a 12.1% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, in the Northern Marine region, and as a result of bad weather conditions in the Gulf of Mexico during January, which caused production deferrals due to inventory buildup;

•     a 13.2% decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields of the Samaria-Luna business unit, a natural decline in production at the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells of the Teotleco and Juspí fields in the Macuspana-Muspac business unit of the Southern region. We would highlight the increase in production at the Xux field in the Southwestern Marine region that began production in June 2014, which contributed an average of 42.4 Mbd to total crude oil production by the end of March.

This decrease was partially offset by a 1.1% increase in production of light crude oil, primarily due to the development of the Tsimín, Onel, Xanab, Chuhuk and Homol fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 278 Mbd by the end of the first quarter of 2015.

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PEMEX

Crude Oil Production (Mbd)	Crude Oil Production (Mbd)

Crude Oil Production by Field

(Mbd)

Natural Gas Production

During the first quarter of 2015, natural gas production decreased by 0.9%[3], as compared to the same quarter of 2014. This decrease was primarily driven by a 4.4% decrease in associated gas production, mainly as a result of:

•     an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and

•     a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region. We would highlight the increase in average production at the Xux field, which reached 207 MMcfd.

This decline was partially offset by a 7.9% increase in non-associated gas production during the period, primarily at the Burgos business unit in the Northern region.

[3]	Does not include nitrogen.

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PEMEX

Natural Gas Production

(MMcfd)

Natural Gas by Asset (MMcfd)	Natural Gas Production by Type of Field 1Q15

Gas Flaring

During the first quarter of 2015, gas flaring increased by 84 MMcfd, primarily due to increased levels of associated gas extraction in the marine regions, as well as capacity limitations to handle and transport natural gas. The previous was primarily caused by delays in the completion of works for gas utilization, maintenance of marine pipelines, a lack of standby equipment for gas-lifting turbo compressors, and problems with compression equipment located on marine rigs.

In this context, the gas use for the first quarter of 2015, was 95.5%.

Gas Flaring

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PEMEX

Operational Infrastructure

During the first quarter of 2015, the average number of operating wells totaled 9,507, a 2.2% decrease as compared to the average number of operating wells during the same quarter of 2014.

The completion of wells decreased by 39.1%, from 138 to 84 wells, mainly due to a decrease in the completion of development wells. The previous was a result of a scheduled reduction of activities at the Poza Rica-Altamira and Veracruz business units in the Northern region, at the Cinco Presidentes business unit in the Southern region, and at the Cantarell and Ku-Maloob-Zaap business units of the Northeastern Marine region. On the other hand, six exploration wells were completed during the quarter, which is equivalent to the number of wells completed during the same period of 2014.

Average Number of Operating Wells	Average Operating Wells by Type of Field 1Q15

Completed Wells

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PEMEX

Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type 1Q15

Development	Exploration

Seismic Information

During the first quarter of 2015, PEMEX acquired 468 km of 2D seismic data by focusing its two-dimensional acquisition efforts on the Sur de Burgos 2D study.

In addition, PEMEX acquired 267 km2 of 3D seismic data by focusing its three-dimensional acquisition efforts on the Ku-Maloob-Zaap 3D 3C study.

Seismic Information

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PEMEX

Reserves Replacement Rate	As of January 1 2015, the proved reserves replacement rate reached 67.4%.

Abkatún-A Permanente

On April 1, 2015, an explosion occurred at the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, four people died and 45 people were injured. PEMEX profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

As of the date of this report, Petróleos Mexicanos, along with the Ministry of the Environment and Natural Resources (SEMARNAT), the Federal Attorney General (PGR), the National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector (ASEA) and the Federal Attorney for Environmental Protection (PROFEPA), is conducting a root cause analysis to determine the primary cause of the explosion.

Following the explosion, 60 wells in the region were closed until April 5, 2015, resulting in a decrease in production of 220 Mbd during the period. As of April 6, 2015, Petróleos Mexicanos recovered 170 Mbd of production and it expects production to fully recover in June 2015.

Petróleos Mexicanos is also working to increase production at the Litoral de Tabasco business unit in order to help offset the decrease in production that was caused by the explosion.

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PEMEX

Industrial Transformation 1Q15

Crude Oil Processing

During the first quarter of 2015, total crude oil processing decreased by 9.3%, as compared to the same period of 2014, primarily due to scheduled maintenance cycles; non-scheduled maintenance and overhaul works; and operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 4.8 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

PEMEX’s usage of its primary distillation capacity decreased by 6.2 percentage points, primarily due to maintenance cycles, overhaul projects and the operational problems described above.

Crude Oil Processing

(Mbd)

Production of Petroleum Products	During the first quarter of 2015, total petroleum products output decreased by 8.2%, as compared to the same period of 2014, primarily due to a decrease in the amount of crude oil processed during this period.

Petroleum Products Production

(Mbd)

* Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

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PEMEX

Variable Refining Margin	During the first quarter of 2015, PEMEX’s NRS recorded a negative variable refining margin of USD 0.15 per barrel, as compared to USD 2.93 per barrel during the first quarter of 2014. This decrease was primarily due to a decline in international reference prices of oil and refined products in markets.

Variable Refining Margin

(USD /b)

Natural Gas Processing and Production

During the first quarter of 2015, natural gas processing decreased by 2.0%, as compared to the same period of 2014, in response to the decreased availability of sour and sweet wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 2.0% and 5.2%, respectively, as compared to the same period of 2014.

Condensates processing increased by 0.6% during the first quarter of 2015, as compared to the same period of 2014, primarily due to an increased supply of sweet and sour condensates from the Northern region.

Natural Gas Processing

(MMcfd)

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PEMEX

Dry Gas and Natural Gas Liquids

Production

(1)	Includes condensates process

Petrochemicals Production

During the first quarter of 2015, the production of petrochemical products decreased by 11.9%, or 172 Mt, as compared to the same period of 2014, primarily due to the following:

•     a 53 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to maintenance cycles and delayed operations at the Cosoleacaque petrochemical complex;

•     a 13 Mt decrease in production in the ethane derivatives chain, mainly due to a decline in production of low-density polyethylene, as well as to the decreased supply of ethane, as a result of scheduled and non-scheduled maintenance cycles along the supply chain;

•     a 5 Mt decrease in production in the propylene and derivatives chain, due to decreased supply of propylene, which was partially offset by an increase in production of acrylonitrile, as a result of regularized operations of plants; and

•     a decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, which resulted from an increase in the use of octane gasoline as an input in the production of additional high octane hydrocarbons.

This decrease was partially offset by a 32 Mt increase in production in the aromatics and derivatives chain, due to the increased production of high octane hydrocarbons.

Petrochemicals Production

(Mt)

*	Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline

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PEMEX

Industrial Transformation Projects

BlackRock & First Reserve

On March 26, 2015, Petróleos Mexicanos signed an agreement with BlackRock Inc. and First Reserve Corp., pursuant to which BlackRock and First Reserve are to acquire a joint interest in phase two of the Los Ramones pipeline project. The joint interest is expected to fund approximately 45% of the phase two natural gas pipeline.

Phase two of the Los Ramones pipeline will measure approximately 744 km in length and will run from Nuevo León to Guanajuato. The pipeline will facilitate the supply of natural gas to central and western Mexico.

NuStar Energy

On April 10, 2015, Petróleos Mexicanos announced a ten-year agreement between NuStar Energy L.P. (“NuStar”) and PMI, a subsidiary company of Petróleos Mexicanos, for the transportation and storage of naphtha.

Pursuant to the agreement, naphtha produced at the Reynosa-Burgos complex will be transported via NuStar’s Burgos-Valley pipeline system first to a terminal in Edinburg, Texas, and then to Transmontaigne’s terminal in Brownsville.

Maverick Terminal LLC

On April 21, 2015, Petróleos Mexicanos through its affiliate, PMI, signed an agreement for the storage of liquid fuels, with Maverick Terminal LLC.

Pursuant to the agreement, four tanks will be installed in Brownsville, Texas, which will have an initial total capacity of 300 Mbd, with a capability of expansion of up to 700 Mbd. Operations are expected to start during the third quarter of 2015.

Anhydrous Ethanol

In 2014 Petróleos Mexicanos initiated a call for bids to procure anhydrous ethanol to be blended at a ratio of 5.8% in Magna gasoline to reduce greenhouse gas emissions.

The blending process is expected to take place in the storage and distribution terminals (TAR) located in Ciudad Madero, Ciudad Mante, San Luis Potosí, Ciudad Valles, Veracruz, Pajaritos, Perote and Xalapa.

On March 19, 2015, Petróleos Mexicanos announced the results of the tenders:

TAR	Company

Perote	Alcoholera de Zapopan, S.A. de C.V.

Xalapa	Soluciones en Ingeniería Naval, Marina y Terrestre, S.A. de C.V.

Veracruz	Destiladora del Papaloapan, S.A. de C.V./ Fabricación de Alimentos Tenerife, S.A. de C.V. (Joint Proposal)

San Luis Potosí, Ciudad Valles y Ciudad Mante	Bioenergéticos Mexicanos, SAPI de C.V. / Productores de Bioenergéticos Mexicanos, SAPI de C.V. (Joint Proposal)

Ciudad Madero	Void (Subject to rebid)

Pajaritos	Void (Subject to rebid)

On April 8, 2015, Petróleos Mexicanos signed contracts with each of the companies listed in the table above for the supply of anhydrous ethanol.

Petróleos Mexicanos will invest MXN 880 million in the development of the necessary infrastructure for handling and mixing anhydrous ethanol and in the preparation of base gasoline in the Madero and Minatitlán refineries.

In addition, anhydrous ethanol producers are expected to invest at least approximately USD 132 million to build and adapt their bio-refineries.

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PEMEX

Pemex Gas Stations	As of March 31, 2015, a total of 10,908 PEMEX gas stations were registered, which is 373 more than the number registered as of March 31, 2014.

Industrial Safety

Frequency Index[4]	During the first quarter of 2015, the accumulated frequency index for PEMEX personnel was 0.53 injuries per million man-hours worked (MMhh), which represents a 30.9% increase as compared to the same period of 2014, and is 32% higher than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

Severity Index[5]

By the end of the first quarter of 2015, the accumulated severity index was 14 days lost per MMhh, a 17.5% decrease as compared to the first quarter of 2014, mainly due to a decrease in accidents at Pemex-Exploration and Production (43%).

Petróleos Mexicanos continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. Petróleos Mexicanos has made progress through these initiatives and continues to evaluate their impact.

Environmental Protection

Sulfur Oxide Emissions	During the first quarter of 2015, sulfur oxide emissions increased by 2.6% as compared to the same period of 2014, due to emissions produced as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northeastern Marine region and at the Akal C7/C8 Gas Processing Center. In addition, a Pemex-Gas and Basic Petrochemicals sulfur recuperation unit was removed for maintenance, which also contributed to the increase in sulfur oxide emissions during the quarter.

Water Reuse	During the first quarter of 2015, the reuse of water decreased by 11.9% as compared to the same period of 2014, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

[4]	Refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.
[5]	Refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

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PEMEX

Financial Results

PEMEX Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total sales	406,934	279,499	-31.3%	(127,435)	18,444
Domestic sales	231,044	170,745	-26.1%	(60,299)	11,267
Exports	173,191	105,161	-39.3%	(68,031)	6,939
Services income	2,699	3,594	33.1%	895	237
Cost of sales	210,332	194,503	-7.5%	(15,829)	12,835
Gross income	196,603	84,996	-56.8%	(111,606)	5,609
Other revenues (expenses)	17,178	1,339	-92.2%	(15,840)	88
IEPS accrued	15,905	489	-96.9%	(15,416)	32
Other	1,273	849	-33.3%	(424)	56
Transportation and distribution expenses	7,328	9,235	26.0%	1,907	609
Administrative expenses	25,284	28,667	13.4%	3,383	1,892
Operating income (loss)	181,169	48,433	-73.3%	(132,736)	3,196
Total interest expense	(10,982)	(15,157)	38.0%	(4,175)	(1,000)
Total interest income	514	1,762	242.6%	1,248	116
Income (cost) due to financial derivatives	2,403	(16,185)	-773.5%	(18,589)	(1,068)
Foreign exchange profit (loss)	(87)	(16,613)		(16,526)	(1,096)
Profit sharing in non-consolidated subsidiaries and affiliates	1,135	39	-96.5%	(1,096)	3
Income before taxes and duties	174,152	2,279	-98.7%	(171,873)	150
Taxes and duties	210,105	102,825	-51.1%	(107,280)	6,785
Net income (loss)	(35,954)	(100,546)	179.7%	(64,593)	(6,635)
Other comprehensive results	(2)	5,904		5,905	390
Investment in equity securities	160	(55)	-134.1%	(215)	(4)
Actuarial losses due to employee benefits	—	(0.0)		(0)	(0)
Conversion effect	(162)	5,958	-3782.5%	6,120	393
Comprehensive income (loss)	(35,955)	(94,643)		(58,687)	(6,245)

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PEMEX

Income Statement from January 1 to March 31, 2015

Sales

During the first quarter of 2015, total sales decreased by 31.3%, or MXN 127.4 billion, as compared to the same period of 2014, primarily as a result of:

•     a 39.3%, or MXN 68.0 billion decrease in exports, mainly due to a 44.4%, or MXN 58.1 billion decrease in exports of crude oil and condensates, largely due to a 51.5% decline in the price of the Mexican crude oil basket, from USD 92.41 per barrel during the first quarter of 2014 to USD 44.84 per barrel during the same quarter of 2015. As it can be observed, the decrease in export sales was driven by a decline in the average price of the Mexican crude oil basket, since export volumes actually increased from 1,190 Mbd during the first quarter of 2014, to 1,263 Mbd during the same period of 2015. The price effect on exports of oil and condensates had a negative impact of MXN 66.1 billion on this reduction, and was partially offset by an increase in sales volume by MXN 8.0 billion; and

•     a 26.1%, or MXN 60.3 billion decrease in domestic sales, primarily due to 5.1%, and 41.0% decreases in sales volumes of dry gas and fuel oil, respectively.

Sales Evolution

(MXN million)

Exports (MXN million)	Crude Exports by Region 1Q15

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Domestic Sales including IEPS Credit (MXN million)	Domestic Sales of Petroleum Products 1Q15

Gross & Operating Income

During the first quarter of 2015, gross income decreased by 56.8%, or MXN 111.6 billion, as compared to the same period of 2014, primarily due to a MXN 127.4 billion decrease in total sales. The previous was partially offset by a MXN 15.8 billion decrease in cost of sales, mainly due to a reduction in purchases for resale.

In addition, operating income decreased by 73.3%, or MXN 132.7 billion, as compared to the same period of 2014, to MXN 48.4 billion, primarily as a result of lower reference prices of gasoline and diesel, which yielded a MXN 15.4 billion reduction in the accrued amount of IEPS credit.

Depreciation and amortization decreased by 1.6%, or MXN 0.6 billion, primarily due to the impact on depreciation of the recognition of impairment charges recorded.

Operating Income Evolution

(MXN million)

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Composition of Net Income (Loss)

During the first quarter of 2015, PEMEX recorded a net loss of MXN 100.5 billion, primarily as a result of:

•    operating income of MXN 48.4 billion;

•    net interest expense of MXN 13.4 billion;

•    costs associated to financial derivatives of MXN 16.2 billion;

•    a foreign exchange loss of MXN 16.6 billion; and

•    taxes and duties of MXN 102.8 billion.

During the first quarter of 2015, taxes and duties paid amounted to MXN 102.8 billion. The ratio of taxes and duties paid to operating income was 212.3% during the first quarter of 2015, as compared to 116.0% during the same period of 2014.

In addition, taxes and duties paid were at least 45 times the income before taxes and duties realized during the first quarter of 2015, as compared to 1.2 times during the first quarter of 2014.

Composition of Net Income

(MXN million)

Evolution of Taxes and Duties

(MXN million)

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PEMEX

Evolution of Net Income (Loss)

The increase in net loss during the first quarter of 2015 is primarily explained by:

•     a 73.3%, or MXN 132.7 billion decrease in operating income;

•     a MXN 2.9 billion increase in net interest expense;

•     an MXN 18.6 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has issued debt;

•     a MXN 16.5 billion foreign exchange loss, as a result of a 3.0% depreciation of the Mexican peso relative to the U.S. dollar during the first quarter of 2015, as compared to a 1.0% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2014; and

•     a 51.1%, or MXN 107.3 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result of the aforementioned, PEMEX recorded a net loss of MXN 100.5 billion during the first quarter of 2015, as compared to MXN 35.9 billion during the same period of 2014.

Evolution of Net Income (Loss)

(MXN million)

Comprehensive Income (Loss)	During the first quarter of 2015, other comprehensive results increased by MXN 5.9 billion, primarily as a result of a MXN 6.1 billion increase in currency translation effects. As a result, the comprehensive loss amounted to MXN 94.6 billion.

Evolution of Comprehensive Income

(MXN million)

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PEMEX

Fiscal Regime	As of January 1, 2015, PEMEX is subject to a new fiscal regime that imposes the following taxes and duties:

•     Derecho por la Utilidad Compartida (Profit Sharing Duty): This duty is determined by applying the corresponding rate to the value of hydrocarbons produced (including own consumption, waste or flaring) less certain permitted deductions[6].

Profit Sharing duty rate
2015	70.00%
2016	68.75%
2017	67.50%
2018	66.25%
2019 and after	65.00%

Maximum allowable deductions for costs, expenses and deductible investments of the Profit Sharing Duty for crude oil and associated natural gas
2015	10.600%
2016	11.075%
2017	11.550%
2018	12.025%
2019 and after	12.500%

Maximum allowable deductions for costs, expenses and deductible investments of the Profit Sharing Duty for non-associated natural gas natural and condensates
Non-associated natural gas fields	80% from 2015 and after
Marine areas with water depth of > 500 m	60% from 2015 and after
Chicontepec Paleocanal

• Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty): This duty is to be determined based on a percentage linked to the value of the extracted hydrocarbon.

Percentage of crude oil value[7]
Price per barrel < USD 48.00	7.5%
Price per barrel > USD 48.00	[ (0.125 * Price per barrel) + 1.5 ]%

Percentage of associated natural gas[8]
Price per MM BTU / 100

Percentage of non-associated natural gas[9]
Price per MM BTU < USD 5.0	0.0%
USD 5.0 < Price per MM BTU < USD 5.5	60.5 * (1 - 5 / Price per MM BTU)%
Price per MM BTU > USD 5.5	Price per MM BTU / 100

[6]	Under previous fiscal regime, which prevailed from January 1, 2006 and until December 31, 2014, deductions of costs under the Ordinary Hydrocarbons Duty could not exceed USD 6.50 per barrel of oil equivalent of crude oil and associated gas and USD 2.70 per thousand cubic feet of non-associated natural gas.
[7]	The prices that determine the percentage to be paid are to be adjusted by the US producer price index.
[8]	IDEM.
[9]	IDEM.

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PEMEX

Percentage of condensate value[10]
Price per barrel < USD 60.00	5.0%
Price per barrel > USD 60.00	[ (0.125 * Price per barrel) - 2.5 ]%

• Derecho de Exploración de Hidrocarburos (Hydrocarbon Exploration Duty): A fixed fee per square kilometer of exploration areas.

Monthly fee per km2 of exploration of the Hydrocarbon Exploration Duty[11]
First 60 months	MXN 1,150 per km2
Month 61 and after	MXN 2,750 per km2

•     Impuesto por la Actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): A specified fee on the exploration and extraction activities carried out in the relevant area.

Monthly fee per km2 of the Hydrocarbons Exploration and Extraction Activities Tax[12]
Exploration phase	MXN 1,500 per km2
Extraction phase	MXN 6,000 per km2

•     Impuesto sobre la Renta (Income Tax): Applicable corporate income tax to revenues. Beginning in 2015, Petróleos Mexicanos and the subsidiary entities will be subject to the Income Tax and the Hydrocarbons Income Tax is abrogated.

Although since 2015, PEMEX has been subject to a new fiscal regime that is more in line with the rest of the oil and gas industry. PEMEX, as opposed to other companies, is still not able to deduct all of its operating costs and expenses on its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, except for 2006, when the cap on permitted deductions was updated.

It is therefore desirable that in the future, the fiscal regime applicable to PEMEX is one that is comparable to other companies in the oil and gas industry. In order to realize all of the expected benefits from the Energy Reform, it is of utmost importance that all players in the Mexican oil and gas industry operate under equal conditions.

[10]	IDEM.
[11]	The amounts are to be adjusted every January in accordance with the National Consumer Price Index (Índice Nacional de Precios al Consumidor).
[12]	IDEM.

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PEMEX

Consolidated Balance Sheet as of March 31, 2015

PEMEX Consolidated Balance Sheet

	As of December 31,	As of March 31,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total assets	2,125,246	2,142,976	0.8%	17,730	141,411
Current assets	283,913	299,152	5.4%	15,239	19,741
Cash and cash equivalents	117,989	128,607	9.0%	10,618	8,487
Accounts, notes receivable and other	114,423	124,332	8.7%	9,909	8,204
Inventories	49,939	44,929	-10.0%	(5,010)	2,965
Derivative financial instruments	1,563	1,284	-17.8%	(278)	85
Investments available for sale	5,415	5,760	6.4%	346	380
Permanent investment in shares of associates	22,015	22,332	1.4%	318	1,474
Property, plant and equipment	1,783,374	1,785,881	0.1%	2,506	117,847
Deferred taxes	1,020	2,726	167.3%	1,706	180
Restricted cash	6,884	7,088	3.0%	204	468
Other assets	22,625	20,036	-11.4%	(2,589)	1,322
Total liabilities	2,892,966	2,995,339	3.5%	102,373	197,657
Current liabilities	334,159	306,663	-8.2%	(27,496)	20,236
Short-term financial debt	145,866	174,398	19.6%	28,531	11,508
Suppliers	116,178	52,025	-55.2%	(64,154)	3,433
Accounts and accrued expenses payable	12,235	17,276	41.2%	5,041	1,140
Derivative Financial Instruments	17,460	24,322	39.3%	6,862	1,605
Taxes and duties payable	42,420	38,642	-8.9%	(3,778)	2,550
Long-term liabilities	2,558,807	2,688,677	5.1%	129,870	177,421
Long-term financial debt	997,384	1,105,196	10.8%	107,811	72,930
Employee benefits	1,474,089	1,494,474	1.4%	20,386	98,618
Provision for diverse credits	78,423	78,729	0.4%	306	5,195
Other liabilities	7,718	8,516	10.3%	797	562
Deferred taxes	1,193	1,762	47.7%	569	116
Total equity	(767,721)	(852,363)	11.0%	(84,643)	(56,246)
Holding	(768,066)	(852,642)	11.0%	(84,576)	(56,264)
Certificates of contribution “A”	134,605	144,605	7.4%	10,000	9,542
Federal Government Contributions	43,731	43,731	0.0%	—	2,886
Legal Reserve	1,002	1,002	0.0%	—	66
Comprehensive accumulated results	(394,594)	(388,692)	-1.5%	5,902	(25,649)
Retained earnings (accumulated losses)	(552,809)	(653,287)	18.2%	(100,478)	(43,109)
From prior years	(287,606)	(552,809)	92.2%	(265,203)	(36,479)
For the year	(265,203)	(100,478)	-62.1%	164,725	(6,630)
Participation of non-holding entities	345	278	-19.3%	(67)	18
Total liabilities and equity	2,125,246	2,142,976	0.8%	17,730	141,411

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PEMEX

Working Capital	As of March 31, 2015, working capital totaled MXN (7.5) billion, primarily as a result of a MXN 28.5 billion increase in short-term financial debt, a MXN 6.9 billion increase in derivate financial instruments, and a MXN 5.0 billion increase in accounts and accrued expenses payable, which were partially offset by a MXN 64.1 billion reduction in suppliers.

Working Capital

(MXN million)

Debt

Total financial debt increased by 11.9%, to MXN 1,279.6 billion (USD 84.4 billion), primarily due to the additional financing activities carried out during the period.

During 2015, Petróleos Mexicanos and PMI’s13 total financing activities amounted to MXN 175.2 billion (USD 11.6 billion). Total debt payments made during the period amounted to MXN 55.5 billion (USD 3.7 billion).

PEMEX’s financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Financial Debt

(MXN billion)

1)	Includes Finance Public Works Contracts Program.
2)	Includes accrued interests and amortized cost.

[13]	Refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.

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PEMEX

Financial Debt Exposure as of March 31, 2015

By currency	By rate

Average Duration of Financial Debt Exposure

(years)

Investment Activities

2015 Activity

During the first quarter of 2015, PEMEX spent MXN 112.6 billion (USD 7.5 billion)[14] on investment activities, which represents 36.6% of the total investment of MXN 307.6 billion that were programmed for the year. These investments were allocated as follows:

•    MXN 98.2 billion to Pemex-Exploration and Production[15], MXN 12.7 billion of which were allocated to exploration;

•    MXN 11.3 billion to Pemex-Refining;

•    MXN 2.0 billion to Pemex-Gas and Basic Petrochemicals;

•    MXN 0.8 billion to Pemex-Petrochemicals; and

•    MXN 0.3 billion to Petróleos Mexicanos Corporate.

Financing Activities 2015

Capital Markets	On March 24, 2015, the Comisión Nacional Bancaria y de Valores (CNBV) authorized Petróleos Mexicanos’ Certificados Bursátiles short-term program for a revolving amount of up to MXN 10.0 billion, of which MXN 5.0 billion are available at the date of this report.

On April 21, 2015, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.25 billion:

[14]	Convenience translation has been made at the established average exchange rate for the first quarter of 2015, of MXN 14.9294 = USD 1.00.
[15]	Includes maintenance expenditures.

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PEMEX

• EUR 1.0 billion 1.875% Notes due in April 2022; and • EUR 1.25 billion 2.750% Notes due in April 2027.

Syndicated Revolving Credit Lines	As of April 30, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.55 billion and MXN 3.5 billion are available.

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PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of March 31,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(35,953)	(100,546)	-179.7%	(64,593)	(6,635)
Items related to investing activities	40,188	48,652	21.1%	8,464	3,210
Depreciation and amortization	37,570	36,971	-1.6%	(599)	2,440
Impairment of properties, plant and equipment	—	6,054	0.0%	6,054	399
Unsuccessful wells	2,504	4,919	96.4%	2,415	325
Retirement of property, plant and equipment	1,249	443	-64.6%	(806)	29
Profit sharing in non-consolidated subsidiaries and affiliates	(1,135)	(39)	96.5%	1,096	(3)
Effects of net present value of reserve for well abandonment	—	305	0.0%	305	20
Activities related to financing activities	10,616	32,271	204.0%	21,655	2,130
Amortization of primes, discounts, profits and debt issuance expenses	(814)	(830)	-2.0%	(16)	(55)
Interest expense (income)	10,938	14,378	31.5%	3,440	949
Unrealized loss (gain) from foreign exchange fluctuations	493	18,723	3701.2%	18,231	1,236
Subtotal	14,851	(19,623)	-232.1%	(34,474)	(1,295)
Funds provided by (used in) operating activities	(33,774)	(43,150)	-27.8%	(9,376)	(2,847)
Financial instruments for negotiation	(1,417)	7,141	604.0%	8,558	471
Accounts and notes receivable	(10,719)	(10,113)	5.7%	606	(667)
Inventories	10,806	5,010	-53.6%	(5,796)	331
Other assets	(6,054)	(2,346)	61.3%	3,709	(155)
Accounts payable and accrued expenses	(3,012)	5,041	267.4%	8,053	333
Taxes paid	10,862	(3,778)	-134.8%	(14,640)	(249)
Suppliers	(45,727)	(64,154)	-40.3%	(18,427)	(4,233)
Provision for diverse credits	1,754	800	-54.4%	(954)	53
Employees benefits	10,846	20,386	88.0%	9,540	1,345
Deferred taxes	(1,113)	(1,137)	-2.2%	(24)	(75)
Net cash flow from operating activities	(18,923)	(62,773)	-231.7%	(43,850)	(4,142)
Investing activities
Acquisition of property, plant and equipment	(36,070)	(40,969)	-13.6%	(4,899)	(2,703)
Exploration expenses	(147)	16	110.6%	162	1
Investment in securities	—	(30)	0.0%	(30)	(2)
Net cash flow from investing activities	(36,217)	(40,984)	-13.2%	(4,767)	(2,704)
Cash needs related to financing activities	(55,140)	(103,757)	-88.2%	(48,617)	(6,847)
Financing activities
Increase of contributions from the Federal Government	2,000	10,000	400.0%	8,000	660
Retirement of contributions from the Federal Government	(190)	—	100.0%	190	—
Loans obtained from financial institutions	97,439	170,153	74.6%	72,713	11,228
Amortization of loans	(29,770)	(55,525)	-86.5%	(25,754)	(3,664)
Interest paid	(11,422)	(15,562)	-36.2%	(4,140)	(1,027)
Net cash flow from financing activities	58,057	109,066	87.9%	51,009	7,197
Net Increase (decrease) in cash and cash equivalents	2,917	5,308	82.0%	2,392	350
Effect of change in cash value	(490)	5,310	1183.1%	5,800	350
Cash and cash equiv. at the beginning of the period	80,746	117,989	46.1%	37,243	7,786
Cash and cash equivalents at the end of the period	83,172	128,607	54.6%	45,435	8,487

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PEMEX

Other Relevant Information

Actions to Reduce Current Expenditures	On February 27, 2015, Petróleos Mexicanos announced that it had reached an agreement with the Petroleum Workers’ Union to implement a cost-savings program that is expected to decrease operating costs associated with personnel services by MXN 10.0 billion in 2015. This decrease represents 16% of PEMEX’s total budget adjustment for 2015 approved by the Board of Directors on February 13, 2015.

Adoption of Creation Resolutions for New Subsidiary Entities

On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted creation resolutions for each of the following productive state-owned subsidiaries:

•    Pemex Exploration and Production;

•    Pemex Industrial Transformation;

•    Pemex Drilling and Services;

•    Pemex Logistics;

•    Pemex Cogeneration and Services;

•    Pemex Fertilizers; and

•    Pemex Ethylene.

Each of the new state-owned productive subsidiaries listed above will replace the existing subsidiary entities and assume all of their rights and obligations. On April 28, 2015, corresponding decrees on the creation of the new state-owned productive subsidiaries were published on the Official Gazette of the Federation.

New Organic Statute	The Board of Directors also adopted a new Organic Statute of Petróleos Mexicanos. The Statute was also published on the Official Gazette of the Federation on April 28, 2015.

Board of Director Appointments

On March 27, 2015, the Board of Directors appointed the following individuals to the positions indicated below:

•    José Manuel Carrera Panizzo, Corporate Director of Alliances and New Business Development.

•    Tirso Armando Castañón Terminel, Corporate Director of Human Resources.

•    Pedro Silva López, Corporate Director of Research and Technological Development.

The Board of Directors also reappointed the following executives:

•    Mario Alberto Beauregard Álvarez, Chief Financial Officer.

•    Víctor Díaz Solís, Corporate Director of Management.

•    Arturo Francisco Henríquez Autrey, Corporate Director of Procurement and Supply.

•    José Luis Luna Cárdenas, Corporate Director of Information Technologies and Business Processes.

•    Marco Antonio de la Peña Sánchez, Legal Director.

•    Tomás Ibarra Guerra, Deputy Director of the Institutional Internal Control Unit.

With regard to the Corporate Director of Planning, Coordination and Performance, the Director General will appoint an acting Corporate Director of Planning, Coordination and Performance while a proposal is presented to the Board of Directors.

First Reserve

On April 7, 2015, Petróleos Mexicanos signed a memorandum of understanding (an “MOU”) with First Reserve to explore new business opportunities with respect to a wide range of projects.

The MOU contemplates an investment of up to USD 1.0 billion in potential projects related to infrastructure, shipping, cogeneration and processing, among others, in addition to the exchange of technical and operational knowledge and experience.

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PEMEX

Crude Oil Exports to South Korea	In accordance with its marketing strategy to geographically diversify crude oil exports, Petróleos Mexicanos has increased its exports to the Far East by approximately 5 million barrels by increasing crude oil sales to South Korea. The supply is composed of 80% Isthmus light crude oil and 20% Maya heavy crude oil.

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PEMEX

If you would like to be included in our distribution list, please email the Investor Relations team at ri@pemex.com.

If you would like to contact us, please call us at (52 55) 1944 9700, (52 55) 1944 9702, (52 55) 1944 8015 or send an email to ri@pemex.com.

Follow us: @PEMEX_RI

Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso	Julio Valle Pereña

rolando.galindo@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com	julio.alberto.valle@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza

ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology

We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of March 31, 2015, the exchange rate of MXN 15.1542 = USD 1.00 is used.

Fiscal Regime

Starting January 1, 2015, Petróleos Mexicanos’ fiscal regime is ruled by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law “Ley del Impuesto Especial sobre Producción y Servicios”. If the “final price” is higher than the “producer price”, the IEPS is paid by the final consumer. On the opposite, the IEPS has been absorbed by the Secretary of Finance and Public Credit (SHCP) and credited to PEMEX. In this case, also known as “negative IEPS”, the IEPS credit to PEMEX has been included in “Other income (expenses)” in its Income Statement.

PEMEX’s “producer price” is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Up to 2014 the “final price” was stablished by the SHCP. In 2015 the SHCP set a cap for the “final price” based on the inflation expectations. In 2016 and 2017 the SHCP will do the same; and, based on economic competitions conditions, the price will be determined by the market since 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues, and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX Results Report as of March 31, 2015	27 /27
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PEMEX

Annexes

PEMEX Main Statistics of Production

	First quarter (Jan.-Mar.)
	2014	2015	Change
Upstream
Total hydrocarbons (Mboed)	3,612	3,387	-6.2%	(224)
Liquid hydrocarbons (Mbd)	2,537	2,346	-7.5%	(191)
Crude oil (Mbd)	2,492	2,300	-7.7%	(192)
Condensates (Mbd)	45	46	1.2%	1
Natural gas (MMcfd)(1)	6,522	6,604	1.3%	82
Downstream
Dry gas from plants (MMcfd)(2)	3,671	3,597	-2.0%	(74)
Natural gas liquids (Mbd)	369	349	-5.2%	(19)
Petroleum products (Mbd)(3)	1,330	1,221	-8.2%	(109)
Petrochemical products (Mt)	1,441	1,269	-11.9%	(172)

(1)    Includes nitrogen.

(2)    Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3)    Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX Crude Oil Production by Type

	First quarter (Jan.-Mar.)
	2014	2015	Change
Crude oil (Mbd)	2,492	2,300	-7.7%	(192)
Heavy	1,323	1,164	-12.1%	(160)
Light	857	866	1.1%	9
Extra-light	311	270	-13.2%	(41)
Offshore crude oil / total	75.4%	77.8%

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PEMEX

PEMEX Crude Oil Production by Asset

	2011	2012	2013				2014				2015
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
					(Mbd)
Total	2,553	2,548	2,544	2,516	2,506	2,523	2,492	2,468	2,398	2,360	2,300
Northeastern Marine Region	1,343	1,309	1,305	1,314	1,302	1,294	1,274	1,252	1,207	1,194	1,144
Cantarell	501	454	446	445	443	426	414	397	358	332	304
Ku-Maloob-Zaap	842	855	859	869	859	868	860	855	850	862	840
Southwestern Marine Region	561	585	586	581	595	608	604	610	622	642	646
Abkatún-Pol Chuc	276	266	281	288	299	306	300	296	292	309	309
Litoral de Tabasco	284	319	305	293	296	303	304	314	331	333	337
Southern Region	531	508	498	474	468	484	479	476	448	406	396
Cinco Presidentes	83	96	96	91	92	94	93	92	85	87	85
Bellota-Jujo	143	130	132	132	133	139	131	131	125	112	103
Macuspana-Muspac(1)	81	77	81	80	80	83	84	82	78	64	62
Samaria-Luna	223	205	190	170	163	168	171	171	160	143	146
Northern Region	119	145	155	146	142	137	133	130	120	117	113
Burgos	3	5	7	7	8	9	10	10	N/A	N/A	N/A
Poza Rica-Altamira	60	68	66	63	60	58	58	60	61	60	58
Aceite Terciario del Golfo(2)	53	69	74	67	63	60	54	49	47	46	44
Veracruz	3	4	8	9	10	10	11	11	12	12	11

(1)    The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.

(2)    The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Natural Gas Production and Gas Flaring

	First quarter (Jan.-Mar.)
	2014	2015	Change
Total (MMcfd)(1)	5,808	5,753	-0.9%	(55)
Associated	4,197	4,014	-4.4%	(183)
Non-associated	1,612	1,739	7.9%	128
Natural gas flaring (MMcfd)	177	261	47.4%	84
Gas flaring / total	3.1%	4.5%

(1) Does not include nitrogen.

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PEMEX

PEMEX Natural Gas Production by Asset

	2011	2012	2013				2014				2015
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
					(MMcfd)
Total (1)	6,594	6,385	6,463	6,275	6,328	6,416	6,522	6,524	6,513	6,568	6,604
Northeastern Marine Region	1,406	1,334	1,356	1,386	1,425	1,480	1,601	1,674	1,706	1,785	1,831
Cantarell	1,075	1,004	1,014	1,007	1,006	1,001	1,075	1,117	1,116	1,175	1,317
Ku-Maloob-Zaap	331	330	342	379	418	479	526	557	590	610	514
Southwestern Marine Region	1,208	1,259	1,308	1,289	1,313	1,397	1,425	1,378	1,372	1,410	1,500
Abkatún-Pol Chuc	559	524	560	571	580	606	610	585	507	513	528
Litoral Tabasco	649	736	748	718	733	790	815	793	865	896	972
Southern Region	1,692	1,652	1,596	1,516	1,562	1,608	1,599	1,563	1,488	1,414	1,374
Cinco Presidentes	117	116	120	126	134	137	151	148	148	164	158
Bellota-Jujo	288	297	309	308	326	334	302	295	284	275	265
Macuspana-Muspac(2)	572	543	528	509	497	526	517	503	480	463	466
Samaria-Luna	716	696	639	572	604	611	629	617	576	512	485
Northern Region	2,288	2,139	2,203	2,083	2,029	1,931	1,897	1,909	1,948	1,960	1,899
Burgos	1,344	1,269	1,377	1,309	1,264	1,199	1,191	1,205	1,229	1,258	1,222
Poza Rica-Altamira	115	120	112	107	117	114	110	101	102	99	100
Aceite Terciario del Golfo(3)	112	149	168	171	168	161	154	149	148	147	147
Veracruz	717	601	546	496	480	457	442	454	469	456	429

Nitrogen
Southern Region	96	107	85	84	99	84	89	116	122	117	106
Bellota-Jujo	32.5964	35	24	20	28	21	26	54	64	61	43
Samaria-Luna	63.4495	72	62	64	71	62	63	62	58	56	63
Northeastern Marine Region	585	601	609	632	594	577	625	646	689	691	744
Cantarell	585	601	609	632	594	577	625	646	689	691	744

(1)    Includes nitrogen.

(2)    The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.

(3)    The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Seismic Information

	First quarter (Jan.-Mar.)
	2014	2015	Change
2D (km)	1,284	468	-63.6%	(816)
3D (km2)	5,707	267	-95.3%	(5,440)

PEMEX Preliminary Results as of March 31, 2015	3 / 21
www.pemex.com

PEMEX

PEMEX Operating Offshore Platforms

	As of March 31,
	2014	2015	Change
Offshore platforms	254	258	1.6%	4
Storage	1	1	—	—
Compression	10	9	(0)	(1)
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	172	175	1.7%	3
Production	25	27	8.0%	2
Telecommunications	7	7	0.0%	—
Treatment and pumping	1	1	—	—
Housing	23	23	—	—

PEMEX Drilled and Operating Wells

	First quarter (Jan.-Mar.)
	2014	2015	Change
Wells drilled	138	84	-39.1%	(54)
Development	132	78	-40.9%	(54)
Exploration	6	6	0.0%	—

Operating wells	9,725	9,507	-2.2%	(218)
Crude oil	6,424	5,896	-8.2%	(529)
Non-associated gas	3,301	3,611	9.4%	310

PEMEX Preliminary Results as of March 31, 2015	4 / 21
www.pemex.com

PEMEX

PEMEX Average Operating Drilling Rigs

	First quarter (Jan.-Mar.)
	2014	2015	Change
Total	102	82	-20.1%	(21)
Exploration	14	14	-3.6%	(1)
Development	88	68	-22.7%	(20)

PEMEX Crude Oil Processing

	First quarter (Jan.-Mar.)
	2014	2015	Change
Total processed (Mbd)	1,166	1,058	-9.3%	(108)
Light crude	659	547	-17.0%	(112)
Heavy crude	507	511	0.8%	4
Light crude / Total processed	56.5%	51.7%	-8.5%	(4.8)
Heavy crude / Total processed	43.5%	48.3%	11.1%	4.8
Use of primary distillation capacity	69.7%	63.5%	-8.9%	(6.2)

PEMEX Preliminary Results as of March 31, 2015	5 / 21
www.pemex.com

PEMEX

PEMEX Petroleum Products Production

	First quarter (Jan.-Mar.)
	2014	2015	Change
Total production (Mbd)	1,330	1,221	-8.2%	(109)
Automotive gasolines	430	388	-9.8%	(42)
Fuel oil	241	205	-14.9%	(36)
Diesel	282	287	1.6%	4
LPG	214	195	-8.8%	(19)
Jet Fuel	57	50	-12.2%	(7)
Other(1)	105	95	-9.0%	(9)

(1) Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: As of March 31, 2015 PEMEX had 10,908 service stations.

PEMEX Natural Gas Processing and Production

	First quarter (Jan.-Mar.)
	2014	2015	Change
Natural gas processing (MMcfd)	4,384	4,298	-2.0%	(87)
Sour wet gas	3,412	3,345	-2.0%	(67)
Sweet wet gas	972	953	-2.0%	(19)
Condensates processing (Mbd)	50.2	50.5	0.6%	0.3
Production
Dry gas from plants (MMcfd)	3,671	3,597	-2.0%	(74)
Natural gas liquids (Mbd)	369	349	-5.2%	(19)

PEMEX Preliminary Results as of March 31, 2015	6 / 21
www.pemex.com

PEMEX

PEMEX Production of Petrochemicals

	First quarter (Jan.-Mar.)
	2014	2015	Change
Total production	1,441	1,269	-11.9%	(172)
Basic (Mt)	112	118	5.3%	6
Heptane	1.0	—	-100.0%	(1.0)
Hexane	4	10	146.0%	6
Pentanes	4	4	5.1%	0.2
Carbon black	96	96	-0.3%	(0)
Butane	7	8	14.6%	1
Secondary (Mt)	1,329	1,151	-13.4%	(178)
Methane derivatives	360	307	-14.7%	(53)
Ammonia	245	221	-10.0%	(24)
Carbon dioxide	70	41	-40.8%	(29)
Methanol	45	45	-0.2%	(0)
Ethane derivatives	282	269	-4.8%	(13)
Ethylene glycol	40	44	11.4%	5
Impure glycol	0.6	0.8	32.2%	0.2
Pure monoethylene glycol	3	2	-19.2%	(0.6)
Ethylene oxide	66	61	-6.7%	(4.4)
High density polyethylene	40	43	7.8%	3
Low density polyethylene	67	55	-18.1%	(12)
Linear low density polyethylene	66	62	-5.9%	(4)
Aromatics and derivatives	165	197	19.4%	32
Aromine 100	3	4	41.5%	1
Benzene	0.2	0.4	76.8%	0.2
Styrene	33	34	2.5%	1
Fluxoil	1.0	1.0	0.6%	0.0
High octane hydrocarbon	86	120	40.3%	35
Toluene	14.9	13.1	-12.2%	(1.8)
Xylenes	26	23	-11.7%	(3)
Propylene and derivatives	123	118	-3.8%	(5)
Hydrocyanic acid	1.0	1.4	41.3%	0.4
Acrylonitrile	11	13	17.9%	2
Propylene	110	103	-6.4%	(7)
Other	399	261	-34.7%	(139)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of March 31, 2015	7 / 21
www.pemex.com

PEMEX

PEMEX Industrial Safety and Environmental Protection

	First quarter (Jan.-Mar.)
	2014	2015	Change
Frequency index (1)	0.40	0.53	30.9%	0.12
Severity index (2)	17	14	-17.5%	(3)
Sulfur oxide emissions (Mt)	153	157	2.6%	4
Reused water / Use	0.15	0.14	-11.9%	(0.02)

(1) Number of lost-time injuries by MMmh risk exposure. (2) Total days lost by MMmh risk exposure. Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales

	First quarter (Jan.-Mar.)
	2014	2015	Change
Dry natural gas (MMcfd)	3,416	3,242	-5.1%	(174)
Petroleum products (Mbd)	1,689	1,636	-3.1%	(52)
Automotive gasolines	766	768	0.3%	2
Fuel oil	94	55	-41.0%	(39)
Diesel	377	373	-1.0%	(4)
LPG	299	295	-1.4%	(4)
Jet fuel	67	72	6.6%	4
Other	85	73	-14.2%	(12)
Petrochemical products (Mt)	1,109	1,056	-4.7%	(52)

PEMEX Preliminary Results as of March 31, 2015	8 / 21
www.pemex.com

PEMEX

PEMEX Volume of Exports(1)

	First quarter (Jan.-Mar.)
	2014	2015	Change
Crude oil (Mbd)	1,190	1,263	6.1%	73
Maya(2)	927	924	-0.3%	(3)
Istmo	169	195	15.4%	26
Olmeca	94	144	53.2%	50
Dry natural gas (MMcfd)(3)	5	3	-32.0%	(2)
Petroleum products (Mbd)	229	235	2.6%	6
Fuel oil	150	160	6.7%	10
Jet fuel	—	—	—	—
Naftas	68	69	1.5%	1
Other	11	6	-45.5%	(5)
Petrochemical products (Mt)	150	69	-54.0%	(81)

(1) Transactions conducted by PMI Group. (2) Includes Altamira. (3) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	First quarter (Jan.-Mar.)
	2014	2015	Change
Dry natural gas (MMcfd)(2)	1,313	1,203	-8.4%	(110)
Petroleum products (Mbd)	631	678	7.4%	47
Automotive gasolines	376	407	8.2%	31
Fuel oil	10	4	-60.0%	(6)
Diesel	120	134	11.7%	14
LPG	101	98	-3.0%	(3)
Jet fuel	5	23	360.0%	18
Naftas	19	12	-36.8%	(7)
Other	—	—	—	—
Petrochemical products (Mt)	87	82	-5.7%	(5)

(1) Transactions conducted by PMI Group. (2) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of March 31, 2015	9 / 21
www.pemex.com

PEMEX

PEMEX Average Exchange Rates and Reference Data

	First quarter (Jan.-Mar.)
	2014	2015	Change
Mexican crude oil basket (USD/b)	92.41	44.84	-51.5%	(47.57)
Regular gasoline in the USCGM (USD¢/gal)	268.52	154.32	-42.5%	(114.20)
LPG price by Decree (MXN/t)	8.80	9.41	6.9%	0.61
International reference LPG (MXN/t)	11.72	6.37	-45.6%	-5.35
Natural gas (Henry Hub)(USD/MMBtu)	4.95	2.99	-39.7%	(1.96)

	First quarter (Jan.-Mar.)
	2014	2015	Change
MXN per USD	13.0837	15.1542	15.8%	2.07

PEMEX Preliminary Results as of March 31, 2015	10 / 21
www.pemex.com

PEMEX

PEMEX Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total sales	406,934	279,499	-31.3%	(127,435)	18,444
Domestic sales	231,044	170,745	-26.1%	(60,299)	11,267
Exports	173,191	105,161	-39.3%	(68,031)	6,939
Services income	2,699	3,594	33.1%	895	237
Cost of sales	210,332	194,503	-7.5%	(15,829)	12,835
Gross income	196,603	84,996	-56.8%	(111,606)	5,609
Other revenues (expenses)	17,178	1,339	-92.2%	(15,840)	88
IEPS accrued	15,905	489	-96.9%	(15,416)	32
Other	1,273	849	-33.3%	(424)	56
Transportation and distribution expenses	7,328	9,235	26.0%	1,907	609
Administrative expenses	25,284	28,667	13.4%	3,383	1,892
Operating income (loss)	181,169	48,433	-73.3%	(132,736)	3,196
Total interest expense	(10,982)	(15,157)	38.0%	(4,175)	(1,000)
Total interest income	514	1,762	242.6%	1,248	116
Income (cost) due to financial derivatives	2,403	(16,185)	-773.5%	(18,589)	(1,068)
Foreign exchange profit (loss)	(87)	(16,613)		(16,526)	(1,096)
Profit sharing in non-consolidated subsidiaries and affiliates	1,135	39	-96.5%	(1,096)	3
Income before taxes and duties	174,152	2,279	-98.7%	(171,873)	150
Taxes and duties	210,105	102,825	-51.1%	(107,280)	6,785
Net income (loss)	(35,954)	(100,546)	179.7%	(64,593)	(6,635)
Other comprehensive results	(2)	5,904		5,905	390
Investment in equity securities	160	(55)	-134.1%	(215)	(4)
Actuarial losses due to employee benefits	—	(0.0)		(0)	(0)
Conversion effect	(162)	5,958	-3782.5%	6,120	393
Comprehensive income (loss)	(35,955)	(94,643)		(58,687)	(6,245)

PEMEX Preliminary Results as of March 31, 2015	11 / 21
www.pemex.com

PEMEX

PEMEX Financial Ratios

	First quarter (Jan.-Mar.)
	2014	2015	Change
Cost of sales / Total revenues (including negative IEPS credit)	49.7%	69.5%	19.7
D&A / Operating costs & expenses	15.5%	15.9%	0.4
Operating income / Total revenues (including negative IEPS credit)	42.8%	17.3%	(25.5)
Taxes and duties / Total revenues (including negative IEPS credit)	49.7%	36.7%	(13.0)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	22.7	7.9	(14.8)

PEMEX Sales and Services Revenues

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total revenues from sales and services	406,934	279,499	-31.3%	(127,435)	18,444
Domestic sales (including negative IEPS recovery)	246,948	171,234	-30.7%	(75,714)	11,299
Domestic sales	231,044	170,745	-26.1%	(60,299)	11,267
Dry gas	21,904	13,110	-40.1%	(8,793)	865
Petroleum products (including negative IEPS recovery)	217,459	150,876	-30.6%	(66,583)	9,956
Petroleum products	201,555	150,387	-25.4%	(51,167)	9,924
IEPS	15,905	489	-96.9%	(15,416)	32
Gasolines	102,629	76,295	-25.7%	(26,334)	5,035
Fuel oil	8,266	3,128	-62.2%	(5,138)	206
Diesel	53,499	38,977	-27.1%	(14,522)	2,572
LPG	19,830	20,871	5.3%	1,041	1,377
Jet fuel	9,724	6,514	-33.0%	(3,210)	430
Other	7,606	4,601	-39.5%	(3,005)	304
Petrochemical products	7,585	7,247	-4.5%	(338)	478
Exports	173,191	105,161	-39.3%	(68,031)	6,939
Crude oil and condensates	130,862	72,807	-44.4%	(58,054)	4,804
Dry gas	20	7	-62.7%	(12)	0
Petroleum products	41,955	32,270	-23.1%	(9,685)	2,129
Petrochemical products	225	95	-57.7%	(130)	6
Suphur	130	(19)	-114.8%	(149)	(1)
Services revenues	2,699	3,594	33.1%	895	237

PEMEX Preliminary Results as of March 31, 2015	12 / 21
www.pemex.com

PEMEX

PEMEX Operating Costs and Expenses

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Operating costs and expenses	242,944	232,405	-4.3%	(10,539)	15,336
Cost of sales	210,332	194,503	-7.5%	(15,829)	12,835
Operating expenses	23,430	26,029	11.1%	2,599	1,718
Purchases for resale	99,366	69,189	-30.4%	(30,177)	4,566
Other	87,536	99,285	13.4%	11,749	6,552
Transportation and distribution expenses	7,328	9,235	26.0%	1,907	609
Administrative expenses	25,284	28,667	13.4%	3,383	1,892
Net cost for the period of employee benefits	29,562	33,807	14.4%	4,244	2,231
Depreciation and amortization expenses	37,570	36,971	-1.6%	(599)	2,440

Note: “Other” includes depreciation, amortizations, impairment, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Interest expense & interest income

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total interest expense	(13,088)	(33,624)	156.9%	(20,536)	(2,219)
Interest expense	(10,982)	(15,157)	38.0%	(4,175)	(1,000)
Income (cost) by financial derivatives	(2,106)	(18,467)	777.0%	(16,361)	(1,219)
Total interest income	5,023	4,044	-19.5%	(979)	267
Interest income	514	1,762	242.6%	1,248	116
Income (cost) by financial derivatives	4,509	2,282	-49.4%	(2,227)	151

PEMEX Preliminary Results as of March 31, 2015	13 / 21
www.pemex.com

PEMEX

PEMEX Taxes and Duties

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total taxes and duties	210,105	102,825	-51.1%	(107,280)	6,785
Duties	207,676	99,854	-51.9%	(107,822)	6,589
Ordinary hydrocarbons duty	175,942	—		(175,942)	—
Special hydrocarbons duty	780	—		(780)	—
Extraction of hydrocarbons duty	1,065	—		(1,065)	—
Duty on regulation and supervision in exploration and exploration of hydrocarbons	93	—		(93)	—
Duty for the Fund of Scientific and Technological Research on Energy	2,020	—		(2,020)	—
Duty for oil monitoring	9.3	—		(9.3)	—
Hydrocarbons duty for the stabilization fund	26,284	—		(26,284)	—
Extraordinary duty on crude oil exports	1,319	—		(1,319)	—
Additional duty on hydrocarbons	164	—		(164)	—
Profit sharing duty	—	88,687		88,687	5,852
Hydrocarbon extraction duty	—	10,920		10,920	721
Hydrocarbon exploration duty	—	247		247	16
Hydrocarbon income tax	1,545	—		(1,545)	—
Hydrocarbon exploration and extraction activity tax	—	1,021		1,021	67
Income tax and other	884	1,950	120.6%	1,066	129

PEMEX Selected Indices

	As of March 31,
Pemex - Exploration and Production	2014	2015	Change	2015
				(USD/boe)
Total sales / Hydrocarbons production (MXN/boe)	915.9	554.7	(361.2)	36.6
Operating income / Hydrocarbons production (MXN/boe)	647.0	247.4	(399.6)	16.3
Net income / Hydrocarbons production (MXN/boe)	(16.4)	(217.2)	(200.9)	(14.3)
Taxes and duties / Operating income (%)	98.7%	133.8%	35.0

PEMEX Preliminary Results as of March 31, 2015	14 / 21
www.pemex.com

PEMEX

PEMEX Consolidated Balance Sheet

	As of December 31,	As of March 31,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total assets	2,125,246	2,142,976	0.8%	17,730	141,411
Current assets	283,913	299,152	5.4%	15,239	19,741
Cash and cash equivalents	117,989	128,607	9.0%	10,618	8,487
Accounts, notes receivable and other	114,423	124,332	8.7%	9,909	8,204
Inventories	49,939	44,929	-10.0%	(5,010)	2,965
Derivative financial instruments	1,563	1,284	-17.8%	(278)	85
Investments available for sale	5,415	5,760	6.4%	346	380
Permanent investment in shares of associates	22,015	22,332	1.4%	318	1,474
Property, plant and equipment	1,783,374	1,785,881	0.1%	2,506	117,847
Deferred taxes	1,020	2,726	167.3%	1,706	180
Restricted cash	6,884	7,088	3.0%	204	468
Other assets	22,625	20,036	-11.4%	(2,589)	1,322
Total liabilities	2,892,966	2,995,339	3.5%	102,373	197,657
Current liabilities	334,159	306,663	-8.2%	(27,496)	20,236
Short-term financial debt	145,866	174,398	19.6%	28,531	11,508
Suppliers	116,178	52,025	-55.2%	(64,154)	3,433
Accounts and accrued expenses payable	12,235	17,276	41.2%	5,041	1,140
Derivative financial instruments	17,460	24,322	39.3%	6,862	1,605
Taxes and duties payable	42,420	38,642	-8.9%	(3,778)	2,550
Long-term liabilities	2,558,807	2,688,677	5.1%	129,870	177,421
Long-term financial debt	997,384	1,105,196	10.8%	107,811	72,930
Reserve for employee benefits	1,474,089	1,494,474	1.4%	20,386	98,618
Reserve for diverse credits	78,423	78,729	0.4%	306	5,195
Other liabilities	7,718	8,516	10.3%	797	562
Deferred taxes	1,193	1,762	47.7%	569	116
Total equity	(767,721)	(852,363)	11.0%	(84,643)	(56,246)
Holding	(768,066)	(852,642)	11.0%	(84,576)	(56,264)
Certificates of contribution “A”	134,605	144,605	7.4%	10,000	9,542
Federal Government Contributions	43,731	43,731	0.0%	—	2,886
Legal Reserve	1,002	1,002	0.0%	—	66
Comprehensive accumulated results	(394,594)	(388,692)	-1.5%	5,902	(25,649)
Retained earnings (accumulated losses)	(552,809)	(653,287)	18.2%	(100,478)	(43,109)
From prior years	(287,606)	(552,809)	92.2%	(265,203)	(36,479)
For the year	(265,203)	(100,478)	-62.1%	164,725	(6,630)
Participation of non-holding entities	345	278	-19.3%	(67)	18
Total liabilities and equity	2,125,246	2,142,976	0.8%	17,730	141,411

PEMEX Preliminary Results as of March 31, 2015	15 / 21
www.pemex.com

PEMEX

PEMEX Selected Financial Indices

	As of Dec. 31,	As of March 31,
	2014	2015	Change
Property, plant and equipment / Assets	83.9%	83.3%	(0.6)
Financial debt / Total liabilities and equity	53.8%	59.7%	5.9
Working capital (MXN million)	(50,247)	(7,511)	42,735

PEMEX Consolidated total financial debt

	As of Dec. 31,	As of March 31,
	2014	2015	Change		2015
		(MXN million)			(USD million)
Total financial debt	1,143,251	1,279,593	11.9%	136,343	84,438
Short-term	145,866	174,398	19.6%	28,531	11,508
Long-term	997,384	1,105,196	10.8%	107,811	72,930

Cash and cash equivalents	117,989	128,607	9.0%	10,618	8,487
Total net financial debt	1,025,262	1,150,987	12.3%	125,725	75,952

PEMEX Preliminary Results as of March 31, 2015	16 / 21
www.pemex.com

PEMEX

PEMEX Financial debt maturity profile

	As of March 31, 2015
	(MXN million)	(USD million)
Total financial debt	1,279,593	84,438
In Mexican pesos	315,108	20,793
2015	38,388	2,533
Jan. 2016 - Mar. 2016	25,616	1,690
April 2016 - Mar. 2017	5,616	371
April 2017 - Mar. 2018	27,819	1,836
April 2018 - Mar. 2019	19,051	1,257
April 2019 and forward	198,618	13,106

Other currencies	—	—
2015	964,486	63,645
Jan. 2016 - Mar. 2016	105,954	6,992
April 2016 - Mar. 2017	4,440	293
April 2017 - Mar. 2018	58,124	3,836
April 2018 - Mar. 2019	77,429	5,109
April 2019 and forward	48,182	3,179

PEMEX Exposure of Debt Principal(1)

	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,
	2014	2015	2014	2015	2014	2015

	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	70.8%	71.9%	29.2%	28.1%
USD	74.7%	75.4%	78.0%	77.9%	22.0%	22.1%
MXN	24.2%	23.4%	47.2%	50.9%	52.8%	49.1%
EUR	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
JPY	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%
UDIs	1.1%	1.2%	100.0%	100.0%	0.0%	0.0%

(1) Includes derivative financial instruments.

PEMEX Preliminary Results as of March 31, 2015	17 / 21
www.pemex.com

PEMEX

PEMEX Derivative Financial Instruments

	As of December 31,	As of March 31,
	2014	2015	Change	2015
	(MXN million)		(USD million)
Derivative financial instruments linked to debt and assets
Mark to market (MXN million)	(15,824)	(22,679)	(6,855)	(1,497)
Interest rate swaps	(180)	(367)	(187)	(24)
Cross currency swaps	(13,722)	(18,372)	(4,650)	(1,212)
Extinguishing cross currency swaps	(1,922)	(3,940)	(2,018)	(260)
Face value (MXN million)	186,664	184,863	(1,801)	12,199
Interest rate swaps	17,570	17,806	237	1,175
Cross currency swaps	152,222	149,684	(2,538)	9,877
Extinguishing cross currency swaps	16,873	17,373	500	1,146
Natural gas derivative financial instruments Mark to market (MXN million)	3.6	3.5	(0.1)	0.2
Long swaps	(36.9)	(40.2)	(3.4)	(2.7)
Short swaps	40.4	43.7	3.3	2.9
Long options	2	1	(0)	0.1
Short options	(2)	(1)	0	(0.1)
Volume (MMBtu)	—	—	—	—
Long swaps	3,173,172	3,066,674	(106,498)	—
Short swaps	(3,173,172)	(3,066,674)	106,498	—
Long options	2,554,450	2,142,517	(411,933)	—
Short options	(2,554,450)	(2,142,517)	411,933	—
Propane derivative financial instruments Mark to market (MXN million)	—	(274)	(274)	—
Long swaps	—	(274)	(274)	—
Volume (Gallons)	—	—	—	—
Long swaps	—	6	6	—
Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity Mark to market (MXN million)	1,950	87	(1,863)	6
Stock market futures	118	12	(106)	1
Stock market swaps	1,832	76	(1,756)	5
Net volume (MM barrels)	(8.6)	(9.6)	(1.0)	—
Stock market futures	(1.7)	(1.0)	0.7	—
Stock market futures	(6.9)	(8.6)	(1.7)	—
Derivative financial instruments fo PMI Mark to market (MXN million)	(70)	(89)	(19)	(6)
Interest rate swaps OTC markets	(70)	(89)	(19)	(6)
Face value (MXN million)	1,693	1,677	(17)	111
Interest rate swaps OTC markets	1,693	1,677	(17)	111

Note: the fair value of the Derivative Financial Instruments has been adjusted in accordance with International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of March 31, 2015	18 / 21
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of March 31,
	2014	2015	Change		2015
	(MXN million)			(USD million)
Operating activities
Net income (loss)	(35,953)	(100,546)	179.7%	(64,593)	(6,635)
Items related to investing activities	40,188	48,652	21.1%	8,464	3,210
Depreciation and amortization	37,570	36,971	-1.6%	(599)	2,440
Impairment of properties, plant and equipment	—	6,054		6,054	399
Unsuccessful wells	2,504	4,919	96.4%	2,415	325
Retirement of property, plant and equipment	1,249	443	-64.6%	(806)	29
Profit (loss) from sale of fixed asset	—	—		—	—
Realized profit (loss) by investments in equity securities	—	—		—	—
Profit sharing in non-consolidated subsidiaries and affiliates	(1,135)	(39)	-96.5%	1,096	(3)
Dividends received	—	—		—	—
Effects of net present value of reserve for well abandonment	—	305		305	20
Activities related to financing activities	10,616	32,272	204.0%	21,656	2,130
Amortization of primes, discounts, profits and debt issuance expenses	(814)	(829)	1.9%	(15)	(55)
Interest expense (income)	10,938	14,378	31.5%	3,440	949
Unrealized loss (gain) from foreign exchange fluctuations	493	18,723	3701.2%	18,231	1,236
Subtotal	14,851	(19,622)	-232.1%	(34,473)	(1,295)
Funds provided by (used in) operating activities	(33,774)	(43,151)	27.8%	(9,377)	(2,847)
Financial instruments for negotiation	(1,417)	7,141	-604.0%	8,558	471
Accounts and notes receivable	(10,719)	(10,113)	-5.7%	606	(667)
Inventories	10,806	5,010	-53.6%	(5,796)	331
Other assets	(6,054)	(2,346)	-61.3%	3,709	(155)
Accounts payable and accrued expenses	(3,012)	5,041	-267.4%	8,053	333
Taxes paid	10,862	(3,778)	-134.8%	(14,640)	(249)
Suppliers	(45,727)	(64,154)	40.3%	(18,427)	(4,233)
Reserve for diverse credits	1,754	799	-54.5%	(955)	53
Reserve for employees benefits	10,846	20,386	88.0%	9,540	1,345
Deferred taxes	(1,113)	(1,137)	2.2%	(24)	(75)
Net cash flow from operating activities	(18,923)	(62,773)	231.7%	(43,850)	(4,142)
Investing activities
Acquisition of property, plant and equipment	(36,070)	(40,969)	13.6%	(4,899)	(2,703)
Exploration expenses	(147)	16	-110.6%	162	1
Investment in securities	—	(30)		(30)	(2)
Dividends received	—	—		—	—
Financial instruments available for sale	—	—		—	—
Net cash flow from investing activities	(36,217)	(40,984)	13.2%	(4,767)	(2,704)
Cash needs related to financing activities	(55,140)	(103,757)	88.2%	(48,617)	(6,847)
Financing activities
Increase of contributions from the Federal Government	2,000	10,000	400.0%	8,000	660
Retirement of contributions from the Federal Government	(190)	—	-100.0%	190	—
Loans obtained from financial institutions	97,439	170,153	74.6%	72,713	11,228
Amortization of loans	(29,770)	(55,525)	86.5%	(25,754)	(3,664)
Interest paid	(11,422)	(15,562)	36.2%	(4,140)	(1,027)
Net cash flow from financing activities	58,057	109,066	87.9%	51,009	7,197
Net Increase (decrease) in cash and cash equivalents	2,917	5,308	82.0%	2,392	350
Effect of change in cash value	(490)	5,310	-1183.1%	5,800	350
Cash and cash equiv. at the beginning of the period	80,746	117,989	46.1%	37,243	7,786
Cash and cash equivalents at the end of the period	83,172	128,607	54.6%	45,435	8,487

PEMEX Preliminary Results as of March 31, 2015	19 / 21
www.pemex.com

PEMEX

PEMEX EBITDA Reconciliation

	First quarter (Jan.-Mar.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Net loss	(35,954)	(100,546)	-179.7%	(64,593)	(6,635)
+ Taxes and duties	210,105	102,825	-51.1%	(107,280)	6,785
- Total interest expense	(10,982)	(15,157)	-38.0%	(4,175)	(1,000)
- Total interest income	514	1,762	242.6%	1,248	116
- Income (cost) due to financial derivatives	2,403	(16,185)	-773.5%	(18,589)	(1,068)
- Foreign exchange fluctuation	(87)	(16,613)	-18922.7%	(16,526)	(1,096)
+ Depreciation and amortization	37,570	36,971	-1.6%	(599)	2,440
+ Net cost for the period of employee benefits	29,562	33,807	14.4%	4,244	2,231
EBITDA	249,437	119,250	-52.2%	(130,187)	7,869

PEMEX Preliminary Results as of March 31, 2015	20 / 21
www.pemex.com

PEMEX

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
	(MXN million)
First quarter (Jan.-Mar.) 2015
Total sales	169,099	142,123	49,599	10,158	181,840	18,030	(291,349)	279,499
External clients	—	129,247	34,251	7,247	105,161	—	—	275,905
Intersegment	169,099	11,654	14,555	2,754	76,443	276	(274,781)	—
Revenues from services	—	1,222	793	157	236	17,754	(16,568)	3,594
Cost of sales	83,522	154,180	46,874	9,546	177,372	897	(277,887)	194,503
Gross income (loss)	85,577	(12,057)	2,725	613	4,468	17,133	(13,462)	84,996
Other revenues (expenses)	1,326	(510)	162	9	344	158	(151)	1,339
Transportation and distribution expenses	—	8,707	1,073	323	101	0	(969)	9,235
Administrative expenses	11,492	8,162	2,854	3,621	472	14,705	(12,639)	28,667
Operating income (loss)	75,412	(29,436)	(1,040)	(3,323)	4,239	2,586	(6)	48,433
Total interest expense	(30,573)	(764)	(416)	(17)	(283)	(16,651)	33,547	(15,157)
Total interest income	3,254	25	601	6	291	36,680	(39,095)	1,762
Income (cost) due to financial derivatives	(2)	(1,981)	1	(26)	(200)	(19,539)	5,561	(16,185)
Foreign exchange profit (loss)	(13,021)	(903)	(46)	4	(68)	(2,579)	—	(16,613)
Profit sharing in non-consolidated subsidiaries and affiliates	(425)	—	98	—	433	(99,216)	99,148	39
Taxes and duties	100,875	—	(275)	—	1,704	522	—	102,825
Net income (loss)	(66,230)	(33,059)	(526)	(3,356)	2,709	(99,240)	99,156	(100,546)

Depreciation and amortization	31,379	2,916	1,761	732	20	162	—	36,971
Cost of the reserve for employee benefits	10,541	10,304	2,671	3,202	46	7,042	—	33,807
Acquisition of wells, pipelines, properties, plant and equipment	—	—	—	—	—	—	—	—

As of March 31, 2015
Total assets	1,950,727	536,097	209,095	109,197	99,769	1,674,571	(2,436,481)	2,142,976
Current assets	579,910	252,382	103,563	69,146	81,211	581,229	(1,368,289)	299,152
Investments available for sale	—	—	—	—	—	5,760	—	5,760
Investment in securities of associeted companies	968	488	5,139	—	9,490	(26,417)	32,664	22,332
Property, plant and equipment	1,345,934	281,775	98,698	38,810	2,550	18,114	—	1,785,881
Total liabilities	1,757,998	859,856	144,192	152,255	58,804	2,491,379	(2,469,145)	2,995,339
Current liabilities	151,896	356,984	29,334	10,341	51,732	1,066,445	(1,360,070)	306,663
Long-term liabilities	1,606,102	502,872	114,857	141,914	7,072	1,424,933	(1,109,075)	2,688,677
Long-term debt	1,074,329	20,935	1,087	197	3,560	1,090,693	(1,085,605)	1,105,196
Reserve for employee benefits	455,024	469,439	112,657	141,534	707	315,112	—	1,494,474
Equity	192,729	(323,760)	64,903	(43,057)	40,965	(816,808)	32,664	(852,363)

First quarter (Jan.-Mar.) 2014
#N/A	297,729	201,504	66,403	11,550	285,208	17,496	(472,956)	406,934
External clients	—	180,523	42,935	7,585	173,191	—	—	404,235
Intersegment	297,729	19,933	22,867	3,965	111,836	16,359	(472,690)	—
Revenues from services	—	1,047	601	—	181	1,136	(266)	2,699
Cost of sales	76,433	230,824	64,581	11,633	282,808	512	(456,459)	210,332
Gross income (loss)	221,296	(29,320)	1,823	(83)	2,400	16,984	(16,496)	196,603
Other revenues (expenses)	994	15,736	(609)	286	184	664	(78)	17,178
Transportation and distribution expenses	—	6,365	714	236	101	0	(87)	7,328
Administrative expenses	11,980	9,835	3,279	3,814	350	12,535	(16,509)	25,284
#N/A	210,310	(29,784)	(2,778)	(3,847)	2,134	5,112	22	181,169
Total interest expense	(12,767)	(548)	(54)	(17)	(288)	(14,027)	16,719	(10,982)
Total interest income	4,627	44	727	30	268	17,017	(22,198)	514
Income (cost) due to financial derivatives	(2)	(2,436)	3	—	107	(751)	5,482	2,403
Foreign exchange profit (loss)	91	(28)	(86)	(1)	(6)	(57)	—	(87)
Profit sharing in non-consolidated subsidiaries and affiliates	91	—	287	—	726	(44,982)	45,013	1,135
Taxes and duties	207,676	—	(327)	5	792	1,959	—	210,105
Net income (loss)	(5,326)	(32,752)	(1,574)	(3,841)	2,149	(39,647)	45,038	(35,953)

Depreciation and amortization	32,167	2,779	1,772	662	3	188	—	37,570
Cost of the reserve for employee benefits	9,136	9,232	2,257	2,797	47	6,093	—	29,562

As of December 31, 2014
#N/A	1,953,828	535,095	210,542	108,445	99,920	1,580,481	(2,363,066)	2,125,246
Current assets	579,202	255,407	105,122	68,243	83,346	500,535	(1,307,942)	283,913
Investments available for sale	—	—	—	—	—	5,415	—	5,415
Investment in securities of associeted companies	1,393	488	5,060	—	8,484	67,164	(60,574)	22,015
Property, plant and equipment	1,347,194	277,720	99,635	38,929	2,421	17,476	—	1,783,374
Total liabilities	1,694,873	828,577	145,106	148,149	64,232	2,314,522	(2,302,492)	2,892,966
Current liabilities	206,711	330,309	31,966	8,230	57,266	1,000,368	(1,300,690)	334,159
Long-term liabilities	1,488,161	498,268	113,141	139,920	6,966	1,314,153	(1,001,802)	2,558,807
Long-term debt	963,275	23,142	1,118	191	3,589	986,026	(979,956)	997,384
Reserve for employee benefits	448,888	463,144	110,913	139,554	641	310,949	—	1,474,089
Equity	258,956	(293,482)	65,435	(39,705)	35,689	(734,040)	(60,574)	(767,721)

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

PEMEX Preliminary Results as of March 31, 2015	21 / 21
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: May 12, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.